Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     MegaWest Announces Undeveloped Land Transactions in Montana

     Cusip: No. 585168 107

     CALGARY, May 12 /CNW/ - MegaWest Energy Corp., (the "Company" or
"MegaWest"), (OTCBB:MGWSF) announces that, in an effort to create value, rationalize assets and minimize cash expenditures, it has completed the following transactions in its Montana undeveloped land base.
     The Company has farmed out its working interest in its 14,500 acre (7,800 net) Teton Prospect located in Choteau County, Montana. The Farmee will pay all costs to casing point in up to 5 Test Wells to earn 75% of the Company's working interest in 2 sections (1,280 net acres) per well drilled. The first well is to spud by August 1, 2010. The Farmee will earn 75% of the Company's interest in all of the lands if it drills all 5 wells.
     At Loma, a 6,000-acre exploratory property also in Choteau County, after conducting and evaluating several miles of 2-D seismic, the Company surrendered the leases rather than continuing to pay lease rentals on non-prospective lands.
     The Company has agreed to sell its 25% carried working interest position in the Musselshell Montana Property located in Musselshell County for cash consideration of $5,000. The Company previously farmed out this prospect and the Farmee drilled a dry hole on the property in January 2010.
     Activity on the Company's Devils Basin Property has been placed on hold pending the resolution of a legal action by certain conservation groups against the Montana Bureau of Land Management alleging that the Bureau did not complete adequate Environmental Assessment work prior to granting certain leases. The 10-year term of 760 acres of Federal lease owned by the Company is affected by a moratorium scheduled to last until the legal action has been heard and resolved. Freehold leases owned by the Company in the area have several years of term remaining and time remaining on lease terms will be continued until resolution of the moratorium has been reached.
     After conclusion of the farmout at Teton, the expiry of the Loma prospect and the sale of the Musselshell prospect, MegaWest has 15,675 gross acres
(8,660 net) of undeveloped mineral rights in Montana. These transactions will provide an opportunity for the Company to realize value in areas where the
Company is not currently operationally focused.

     MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil with particular emphasis on the Deerfield area of western Missouri. The
Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the projects. In the
Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 61% operated working interest in 113,000 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, Montana and
Texas. For further details on the Company and its prospects, please refer to the Company's website and the investor presentation contained therein.

     Forward-Looking Statements

     This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future performance. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent",
"may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements.
Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas ,regulatory risks, operational risks and geological risk.
     These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the
Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in
Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.
For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.

     %CIK: 0001172298

     /For further information: R. William (Bill) Thornton, President & CEO,
Telephone: (403) 984-6342; Kelly D. Kerr, Vice President Finance & CFO,
Telephone: (403) 984-6306; Suite 800, 926 - 5th Avenue SW, Calgary, AB, T2P
0N7, Email: investor.relations(at)megawestenergy.com, Website:
www.megawestenergy.com/
     (MGWSF)

CO:  MegaWest Energy Corp.

CNW 17:58e 12-MAY-10